UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                        File Number 0-49868
                 Amendment Number 2 to Form 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         STONEONE, INC.
                 -----------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           01-0643760
       ----------------                   -----------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


  21/F Centre Point, 181-183 Gloucester Road, Wan Chai Hong Kong
 -----------------------------------------------------------------
           (Address of principal executive offices)

          Issuer's telephone number:     (852) 3106-8191


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered

 ----------------------------      ------------------------------
 ----------------------------      ------------------------------
 ----------------------------      ------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock




PAGE-1-




                         TABLE OF CONTENTS

Part I                                                                3

 Item 1.  Description of Business                                     3

 Item 2.  Management's Analysis of Financial Condition and Plan of
       Operation                                                      7

 Item 3.  Description of Property                                    14

 Item 4.  Security Ownership of Certain Beneficial Owners and
       Management                                                    14

 Item 5.  Directors and Executive Officers, Promoters and Control
       Persons                                                       16

 Item 6.  Executive Compensation                                     17

 Item 7.  Certain Relationships and Related Transactions             18

 Item 8.  Description of Securities                                  18

Part II                                                              20

 Item 1.  Market for Common Equity and Related Stockholder Matters   20

 Item 2.  Legal Proceedings                                          20

 Item 3.  Changes in and Disagreements with Accountants              20

 Item 4.  Recent Sale of Unregistered Securities                     20

 Item 5.  Indemnification of Directors and Officers                  21

Part F/S                                                             23

Part III                                                             38

 Item 1.  Index to Exhibits                                          38

SIGNATURES                                                           39







PAGE-2-




                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                              Part I

Item 1.  Description of Business

A.  Business Development

  We were incorporated in the State of Nevada on March 20, 2002, under the name StoneOne, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.0001 per share and 20,000,000 shares of preferred stock at par value. We are presently a wholly-owned subsidiary of Yellowstone Corporate Services, Inc., a Nevada corporation.

  We have not been party to bankruptcy, receivership or similar proceeding.

  We have not undergone any reclassification, merger or consolidation, nor have we purchased or sold a significant amount of assets. We have no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company and we have not identified any specific business or company for investigation and evaluation.

  We were formed in accordance with the requirements for forming a "blank check company." As defined in Section 7(b)(3) of the Securities Act of 1933, as amended, a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a5101 of the Securities Exchange Act of 1934.

  As defined in Rule 3a51-1 of the Exchange Act, a penny stock is any equity security that:

     (i)  Is not a reported security;

     (ii) Is not issued by an investment company;




PAGE-3-




     (iii)Is neither a put or call issued by the Option Clearing
          Corporation;

     (iv) Has a price of less than $5.00;

     (v)  Is not registered on a national securities exchange;

     (vi) Is not authorized for quotation on the Nasdaq Stock Market; or

     (vii)Is issued by an issuer with

          a. Net tangible assets less than $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or

          b. Average revenue of less than $6,000,000 for the last three years.

B.  Business of Issuer

(1)  Principal Services and Principal Markets

  Our business plan is to seek to acquire or merge with potential businesses that may, in our opinion, warrant our involvement. Our discretion is unrestricted, and we may participate in any business whatsoever that, in our opinion, may meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region. We do not intend to utilize any notices or advertisements in our search for business opportunities.

  We will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that our management may be aware of any potential business acquisition candidates, he or she will also refer these to the company. We recognize that as a result of our limited financial, managerial or other resources, the number of suitable potential businesses that may be available to us will be extremely limited. In seeking to attain our business objectives, we will not restrict our search to any particular industry. Rather, we may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Our management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, we have not chosen the particular area of business in which we propose to engage and have not conducted any market studies with respect to any business, property or industry.

(2)  Distribution Methods of Our Services

  The analysis of potential business endeavors will be undertaken by or under the supervision of our management, no member of which is a professional business analyst. Our management is comprised of individuals of varying business experiences, and they will rely on their own business judgment in formulating decisions as to the types of businesses that we may acquire or in which we may participate. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by a company ultimately acquired.




PAGE-4-




  Management anticipates that the selection of an acquired business will be complex and risky because of the competition for particular business opportunities among all segments of the financial community. The nature of our search for the acquisition of an acquired business requires maximum flexibility inasmuch as we will be required to consider various factors and divergent circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisition may not permit us to offset potential losses from one venture against profits from another. We will have virtually unrestricted flexibility in identifying and selecting a prospective acquired business. Management will consider, among other factors in evaluating a prospective acquired business and determining the "fair market value," the following:

1.   The acquired business' net worth, total assets and cash flow;
2.   Costs associated with effecting the business combination;
3. Equity interest in and possible management participation in the acquired business;
4.   Earnings and financial condition of the acquired business;
5. Growth potential of the acquired business and the industry in which it operates;

6. Experience and skill of management and availability of additional personnel of the acquired business;

7.   Capital requirements of the acquired business;
8.   Competitive position of the acquired business;
9. Stage of development of the product, process or service of the acquired business;
10. Degree of current or potential market acceptance of the product, process or service of the acquired business;
11. Possible proprietary features and possible other protection of the product, process or service of acquired business; and
12. The regulatory environment of the industry in which the acquired business operates.

  The preceding criteria is not intended to be exhaustive; any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business combination consistent with our business objectives. No particular consideration may be given to any particular factor.

  Although we believe that locating and investigating specific business proposals will take at least several months, the time this process will take is difficult to predict. The time and costs required to select and evaluate an acquired business candidate, including conducting a due diligence review, and to structure and consummate the business combination, including negotiating relevant agreements and preparing requisite documents for filing following the provisions of applicable securities laws and state corporate laws, cannot presently be ascertained with any degree of certainty.

  We believe that we will make contact with business prospects primarily through the efforts of our directors, officers and stockholders, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to these prospects, and undertake further reasonable investigation as management deems appropriate, to the extent of its limited financial resources. Some acquired business candidates may be brought to our attention from various unaffiliated sources, including securities broker/dealers, investment bankers, venture capitalists, bankers, other members of the financial community and affiliated sources. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder's fee or other compensation.




PAGE-5-




  We have not selected any particular industry or any acquired business in which to commence our business combination efforts.

(4)   Competitive Business Conditions and the Issuer's  Competitive
  Position

  We  will  be  an insignificant participant among the  firms  that engage in business combinations. There are many established venture capital groups and financial services firms that have significantly greater financial and personnel resources and technical expertise than we or our management have. In view of our limited financial resources and limited management availability, we will be at a significant competitive disadvantage.

(9)  Effect of Existing or Probable Government Regulations

  We are not aware of any probable government regulations that we may be subject to after we complete a business combination. The use of assets to conduct a business, which we may own after completion of a business combination, could subject us to environmental, public health and safety, land use, trade or other governmental regulations and state or local taxation. In selecting a business as a business combination candidate, our directors and officers will endeavor to ascertain, to the extent of our limited resources, the effects of such government regulation of the prospective business. Under certain circumstances, however, such as the business combination effected with a new or start-up business, we may not be able to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the business combination with such business a higher risk.

(12)  Employees

  We presently have two part-time employees, Kai Hon Chan, our President and Director, and Ka Yiu Ip, Chief Financial Officer and Director. Mr. Chan dedicates approximately 20% of his time to our operations, while Mr. Ip commits approximately 15% of his time to our operations. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  We expect to use attorneys and accountants, as necessary, to accomplish our goal or merging or acquiring a business candidate. Presently, our officers and directors do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision of whether or not to acquire or participate in a specific business opportunity. Although there is no current plan to hire employees on a full-time or part-time basis, some portion of working capital may be used to pay any part-time employees hired.

C.  Reports to Security Holders

(1)  Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, StoneOne will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.




PAGE-6-




(3)  Availability of Filings

  You may read and copy any materials StoneOne files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.   Management's Analysis of Financial Condition and Plan  of
       Operation

A.   Plan  of  Operation  and Ananlysis of  Operating  Results  and
  Financial Condition

  Our business plan is to seek to acquire or merge with potential businesses that may, in our opinion, warrant our involvement. Our discretion is unrestricted, and we may participate in any business whatsoever that, in our opinion, may meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region. We do not intend to utilize any notices or advertisements in our search for business opportunities.

  We will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that our existing stockholders are aware of any potential business acquisition candidates, they are obligated to refer these candidates to us. We recognize that as a result of our limited financial, managerial or other resources, the number of suitable potential businesses that may be available to us will be extremely limited. Our principal business objective will be to seek long-term growth potential in the business in which we participate rather than immediate, short-term earnings. In seeking to attain our business objectives, we will not restrict our search to any particular industry. Rather, we may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation, and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, we have not chosen the particular area of business in which we propose to engage and have not conducted any market studies with respect to any business, property or industry.

  Evaluation Criteria

  The analysis of potential business endeavors will be undertaken by or under the supervision of management, no member of which is a professional business analyst. Our management is comprised of individuals of varying business experiences, and they will rely on their own business judgment in formulating decisions as to the types of businesses that we may acquire or in which we may participate. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by us ultimately acquired. Management will seek to examine those factors we have discussed when making a business decision; however, the mention of these factors to be examined by management with regard to its determining the potential of a business endeavor should not be read as implying any experience or expertise on behalf of management as to the business chosen. These factors are merely illustrative of the types of factors that management may consider in evaluating a potential acquisition.




PAGE-7-




  Management anticipates that the selection of an acquired business will be complex and risky because of the competition for particular business opportunities among all segments of the financial community. The nature of our search for the acquisition of an acquired business requires maximum flexibility inasmuch as we will be required to consider various factors and divergent circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisition may not permit us to offset potential losses from one venture against profits from another. This should be considered a negative factor affecting any decision to purchase the shares. We will have virtually unrestricted flexibility in identifying and selecting a prospective acquired business. Management will consider, among other factors in evaluating a prospective acquired business and determining the "fair market value," the following:

1.   The acquired business' net worth;
2.   The acquired business' total assets;
3.   The acquired business' cash flow;
4.   Costs associated with effecting the business combination;
5. Equity interest in and possible management participation in the acquired business;
6.   Earnings and financial condition of the acquired business;
7. Growth potential of the acquired business and the industry in which it operates;
8. Experience and skill of management and availability of additional personnel of the acquired business;

9.   Capital requirements of the acquired business;
10.  Competitive position of the acquired business;
11. Stage of development of the product, process or service of the acquired business;
12. Degree of current or potential market acceptance of the product, process or service of the acquired business;
13. Possible proprietary features and possible other protection of the product, process or service of acquired business; and
14. Regulatory environment of the industry in which the acquired business operates.

  The preceding criteria is not intended to be exhaustive; any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business combination consistent with our business objectives. No particular consideration may be given to any particular factor.

  Although we believe that locating and investigating specific business proposals will take at least several months, the time this process will take is difficult to predict. The time and costs required to select and evaluate an acquired business candidate (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating relevant agreements and preparing requisite documents for filing following the provisions of applicable securities laws and state corporate laws) cannot presently be ascertained with any degree of certainty.

  We believe that we will make contact with business prospects primarily through the efforts of our directors, officers and stockholders, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to these prospects, and undertake further reasonable investigation as management deems appropriate, to the extent of its limited financial resources. Some acquired business candidates may be brought to our attention from various unaffiliated sources, including securities broker/dealers, investment bankers, venture capitalists, bankers, other members of the financial community, and affiliated sources. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder's fee or other compensation.




PAGE-8-




  We have not selected any particular industry or any acquired business in which to our business combination efforts.

  Tax Considerations

  As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the company, the acquired business and their respective stockholders. The IRS or other appropriate state tax authorities may attempt to re-characterize the tax treatment of a particular business combination; and, as a result there may be adverse tax consequences to the company, the acquired business and their respective stockholders.

  Form and Structure of Acquisition

  Of the various methods and forms by which we may structure a transaction acquiring another business, management is likely to use, without limitation, one of the following forms: (i) a leveraged buyout transaction in which most of the purchase price is provided by borrowings (typically secured by the assets of the acquired business and intended to be repaid out of the cash flow of the business) from one or more lenders or from the sellers in the form of a deferred purchase price; (ii) a merger or consolidation of the acquired corporation into or with us; (iii) a merger or consolidation of the acquired corporation into or with a subsidiary of the company organized to facilitate the acquisition (a "subsidiary merger"), or a merger or consolidation of a subsidiary into or with the acquired corporation (a "reverse subsidiary merger"); (iv) an acquisition of all or a controlling amount of the stock of the acquired corporation followed by a merger of the acquired business into us; (v) an acquisition of the assets of a business by us or a subsidiary organized for this purpose; (vi) a merger or consolidation of the company with or into the acquired business or subsidiary; or (vii) a combination of any of the aforementioned methods and forms. The actual form and structure of a business combination may be also dependent upon numerous other factors pertaining to the acquired business and its stockholders as well as potential tax and accounting treatments afforded the business combination.

  We may utilize cash, equity, debt or a combination of these as consideration in effecting a business combination. Although we have no commitments to issue any shares of common stock, we will, in all likelihood, issue a substantial number of additional shares in connection with a business combination. To the extent that additional shares are issued, dilution to the interest of our stockholders may occur. Additionally, if a substantial number of shares of common stock are issued in connection with a business combination, a change in control of the company may occur.

  If our securities are issued as part of an acquisition, it cannot be predicted whether they will be issued in reliance upon exemptions from registration under applicable federal or state securities laws or will be registered for public distribution. When registration of securities is required, substantial cost may be incurred and time delays encountered. In addition, the issuance of additional securities and their potential sale in any trading market which may develop in our common stock, of which there is no assurance, may depress the price of our common stock in that particular market. Additionally, issuance of additional securities by us would result in a decrease in the percentage of the company's issued and outstanding shares of common stock by the purchasers of the common stock being offered in this registration statement.




PAGE-9-




  Our  operations may be limited by the Investment Company  Act  of
1940. While we will attempt to conduct operations so as not to require registration under the Investment Company Act of 1940, there can be no assurance that we will not be deemed to be subject to the Investment Company Act of 1940.

  There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a business combination or otherwise finance the operations of the acquired business. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, our perceived ability to meet debt service on these borrowings and then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interest of the company. Our inability to borrow funds for an additional infusion of capital into an acquired business may have material adverse effects on our financial condition and future prospects. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with incurring indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, an acquired business may have already incurred debt financing and, therefore, all the risks inherent with that debt obligation. We do not believe that we will borrow funds in any event so it is unlikely that we will face these issues.

  Because of our small size, investors should carefully consider the business constraints on our ability to raise additional capital when needed. Until a time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where we need additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and/or market acceptance for the sale of additional shares of our common stock does not exist.

  Our stockholders are relying upon the business judgment of management in connection with the proper expenditure of the funds raised in this offering and in the future operations of the company. It is not expected that our stockholders will be consulted with respect to the expenditure of the proceeds of this offering or in connection with any acquisition engaged in by us, unless required by law.

  Daily Operations

  We expect to use attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision of whether or not to acquire or participate in a specific business opportunity. Although there is no current plan to hire employees on a full-time or part-time basis, some portion of working capital may be used to pay any part-time employees hired.

  Until an active business is commenced or acquired, we will have no employees or day-to-day operations. We are unable to make any estimate as to the future number of employees which may be necessary, if any, to work for the company though we doubt any employees will be hired at any time before a combination. If an existing business is acquired, it is possible that its existing staff would be hired by us. At the present time, it is our intention to meet or be in telephone contact at least once a week and more frequently, if needed, to review business opportunities, evaluate potential acquisitions and otherwise operate the affairs of the company. Except for reimbursement of reasonable expenses incurred on behalf of the company, management will not be compensated for these services rendered on behalf of the company.

  Our management believes that current cash on hand is insufficient to meet our present and expected capital requirements. Our management currently anticipates the need for additional capital. Yellowstone has informally committed to assist us in paying for any fees or expenses we incur that are above our financial resources. However, we cannot assure you that Yellowstone continue to have the necessary cash resources to provide us with sufficient capital to stay in business. We do not intend to raise additional funds by issuing equity or debt instruments or other securities that may be convertible into equity securities, of which there are no agreements or arrangements to do so.




PAGE-10-




  We   do  not  anticipate  purchasing  or  selling  any  plant  or significant equipment during the next 12 months.

  We do not believe that there will be significant research and development expenses during the next 12 months.

  We do not expect any material significant changes in the number of employees.

Results of operations for the three months ended September 30, 2002 as compared to three months ended September 30,2001

Revenue

We did not have any revenue for the three months ended September 30, 2002 and September 30, 2001, respectively.

Expenses

We incurred $258 of expenses for the three months ended September 30, 2002, which mainly related to the cost of preparing reports for submission to the Securities and Exchange Commission. We did not incur any expense for the three months ended September 30, 2001 because we were not in existence.

Net loss

Our net loss for the three months ended September 30, 2002 was $258, which represented the expenses incurred during this period. We did not have any net income or loss for the three months ended September 30, 2001 because we were not in existence.

Results of operations for the nine months ended September 30, 2002 as compared to nine months ended September 30, 2001.

Revenue

We did not have any revenue for the nine months ended September 30, 2002 and September 30, 2001, respectively.

Expenses

We incurred $7,929 of expenses for the nine months ended September 30, 2002, which mainly related to the cost of preparing reports for submission to the Securities and Exchange Commission, and audit fees. We did not incur any expense for the nine months ended September 30, 2001 because we were not in existence.

Net loss

Our net loss for the nine months ended September 30, 2002 was $7,929, which represented the expenses incurred during this period. We did not have any net income or loss for the nine months ended September 30, 2001 because we were not in existence.




PAGE-11-




Results of operations for the period from inception (March 20, 2002) to September 30, 2002

Revenue

We did not have any revenue for the period from inception (March 20, 2002) to September 30, 2002.

Expenses

We incurred $7,929 of expenses for the period from inception (March 20, 2002) to September 30, 2002, which mainly related to the cost of preparing reports for submission to the Securities and Exchange Commission, and audit fees.

Net loss

Our net loss for the period from inception (March 20, 2002) to September 30, 2002 was $7,929, which represented the expenses incurred during this period.

Liquidity and capital resources

Cash

We had a net increased of $622 in our cash position during the nine months ended September 30, 2002, and for the period form inception (March 20, 2002) to September 30, 2002.

Net cash paid for operating activities

We did not paid any cash for or receive any cash from operating activities during the nine months ended September 30, 2002, and for the period form inception (March 20, 2002) to September 30, 2002. All expenses incurred during these two period of time were paid for by our sole stockholder, Yellowstone Corporate Services, Inc.

Cash flow from financing activities

We received net cash proceeds of $622 from issuance of 6,219,132 shares of our common stock to Yellowstone Corporate Services, Inc. during the nine months ended September 30, 2002.

Cash needs for the next twelve months

When the auditors issued the audit report on April 6, 2002, they were aware that Yellowstone Corporate Services, Inc., our present sole stockholder, had $95,798 of cash on hand (as of March 31,
2002). With Yellowstone's cash on hand and as of April 6, 2002 (date of the audit report), it was determined that Yellowstone would have sufficient financial resources to support both its operations and that of our operations for the twelve months ending April 30, 2001. As a result, the auditors did not express a going concern opinion on our financial statements as of April 2, 2002.

As of September 30, 2002, we had $622 of cash. This amount of cash will not be sufficient to cover our cash needs in the next 12 months for expenses to be incurred in connection with preparing and filing of periodic and annual reports under the Securities and Exchange Act of 1934, as amended, which is estimated at approximately $5,000. For the period from the Company's inception on March 20, 2002 to September 30, 2002, our present sole stockholder, Yellowstone Corporate Services, Inc., had paid all of our expenses, which amounted to $7,929. We will continue to rely on Yellowstone to support our cash needs for the next twelve months. To the extent that Yellowstone Corporate Services, Inc. stops paying our expenses, and that we are unable to generate sufficient revenues and cash flows to pay for our expenses, we will have to seek funding from private or public financing sources. There are no assurances that additional financing will be available, or if available, will be on terms acceptable to us. If adequate funding is not available, we may not be able to continue as a going concern.




PAGE-12-




Seasonality and Quarterly Fluctuations

Since we were incorporated in March 2002, we do not have sufficient operating history to determine whether seasonal and quarterly fluctuations exist within our line of business.

B.  Risk Factors

(1) Our limited access to capital may adversely affect our operations

  Our management team faces the challenge of successfully implementing our business strategy and plan of operations on a limited budget. We may not be able to successfully manage our business to achieve our goals especially in light of the fact that we have $622 in cash as of April 2, 2002. We may be forced to cease operations if we are unable to successfully identify an acquisition or merger candidate and consummate the transaction before our capital is exhausted.

(2)  We anticipate a change in control and management

  We anticipate we will experience a change of control upon the closing of a business combination. In addition, our current managers and directors will resign. We cannot assure you of the experience or qualification of new management either in the operation of our activities or in the operation of the business, assets or property being acquired.

(3)  No acquisition candidate has been identified by us

  As of the date of this registration statement, we have not entered into or negotiated any arrangements for a business combination with an acquisition candidate. Since we have not yet attempted to seek a business combination, and due to our lack of experience, there is only a limited basis upon which to evaluate our prospectus for achieving our intended business objectives.

(4)  Conflicts of interest with management

  A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to you, the investor. You should note that management wields substantial control. Further, management's interest in their own financial benefit may at some point compromise their fiduciary duty to you. Our directors and officers are or may become, in their individual capacities, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. In addition, our directors and officers are engaged in business activities outside of StoneOne, and the amount of time they will devote to our business will only be about 27 to 36 hours each month. There exist potential conflicts of interest including allocation of time between us and these other business entities. We will not purchase the assets of any company which is beneficially owned by any of our officers, directors, affiliates or associates.

(5) We are not using professional consultants or experienced management

  Because management has little experience in managing companies similar to us, the fact that we are not using outside consultants may increase our difficulties in finding an acquisition candidate.




PAGE-13-




(6)  We face many competing companies with more experience than us

  In relation to our competitors, we are and will continue to be an insignificant participant in the business of seeking business combinations. A large number of established and well-financed entities, including venture capital firms, have recently increased their merger and acquisition activities. Most of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we and, consequently, we will be at a competitive disadvantage in identifying suitable merger or acquisition candidates and successfully consummating a proposed merger or acquisition. Also, we will be competing with a large number of other small blank check companies.

(7) There may be tax consequences to our activities which may adversely effect us or our investors

  In the course of any acquisition or merger we may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both us and the acquisition candidate.
Presently, under the provisions of federal and various state tax laws, a qualified reorganization between business entities will generally result in tax-free treatment to the parties to the reorganization. While we expect to undertake any merger or acquisition so as to minimize federal and state tax consequences to both us and the acquisition candidate, our business combination might not meet the statutory requirements of a reorganization or the parties might not obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have a substantial adverse effect on us.

(8) You may be exposed to risks associated with operations in foreign countries

  Our business plan is to seek to acquire or merge with potential businesses that may, in the opinion of management, warrant our involvement. Management's discretion is unrestricted, and we may participate in any business whatsoever that may in our opinion meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region or country. To the extent that the acquired business may be located or operate in a foreign jurisdiction, our operations may be adversely affected to the extent of the existence of unstable economic, social or political conditions in the particular foreign regions and countries.

(9)  We are a subsidiary of Yellowstone Corporate Services, Inc.

  We are presently a wholly owned subsidiary of Yellowstone Corporate Services, Inc. On April 8, 2002, our Board of Directors confirmed to the law firm of Harold P. Gewerter Esq. Limited that we would accept a subscription of 30,000 shares of our common stock by this law firm at a subscription price of $0.0001 per share in exchange for the professional service fee valued in the region of $5,000. Immediate after issuance of 30,000 shares of our common stock to Harold P. Gewerter Esq. Limited, Yellowstone will only hold 99.52% of our issued and outstanding common stock. As of November 30, 2002, we had not received the share subscription application from Harold P. Gewerter Esq. Limited, and therefore we had not issued any of our common stock to this law firm. Because we are a subsidiary of Yellowstone, Yellowstone may exercise control over our operations and its management has complete authority over our business. In the event Yellowstone exercises its influence, we may be forced to engage in transactions that we had previously deemed undesirable, to which there is no guarantee.

Item 3.  Description of Property

A.  Description of Property

  We had previously had our principal offices are located at Suite 1201, Alexandra House, 16-20 Chater Road, Central, Hong Kong. However, on August 16, 2002, we moved to 21/F Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong. These offices comprise 480 square feet of space for the exclusive use of the officers and directors of Yellowstone Corporate Services, Inc. and 2,552 square feet of space for common use. Officers and Directors of StoneOne, Inc. do not have the exclusive right to use the office space. Our use of these offices is provided to us at no charge by our officers and directors.




PAGE-14-




B.  Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of Certain  Beneficial  Owners  and
Management

A.  Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of May 29, 2002 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS            AMOUNT AND    % OF
  CLASS           OF BENEFICIAL OWNER            NATURE OF   CLASS
                                                BENEFICIAL
                                                   OWNER
----------------------------------------------------------------------
  Common   Yellowstone Corporate Services,       6,219,132   100.00 %
  Stock    Inc. Suite 1201, Alexandra House,
           16-20 Chater Road, Central Hong Kong
----------------------------------------------------------------------

  The affiliates and beneficial owners of Yellowstone Corporate Services, Inc. are as follows:


 Title of  Name of Affiliate or Beneficial    Percentage of
  Class          Owner of Yellowstone          Ownership in
                                               Yellowstone
-------------------------------------------------------------------
Common     King Kwok Yu, President and            8.04%
Stock      Director (1)

Common     Kai Hon Chan, Chief Operating          3.22%
Stock      Officer and Director (1)

Common     Ka Yiu Ip, Chief Financial             3.22%
Stock      Officer and Director (1)
-------------------------------------------------------------------

           Officers and Directors                14.47%
           as a Group                      ------------------------


Common     Mr. William Lam and Mrs. Lisa Lam (2) 11.26%
Stock

Common     Mr. Dana Anderson and                  6.68%
Stock      Mrs. Eileen Anderson (3)

Common     Neo Poh Hock (4)                       6.43%
Stock

Common     Tia Owen (5)                           5.11%
Stock

Common     Lun Ton Cheng (6)                      2.14%
Stock





PAGE-15-




Footnotes:

(1) The address of officers and directors in the table is c/o Yellowstone Corporate Services, Inc., 21/F, Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong with effect on August 16, 2002.

(2) Mr. William Lam and Mrs. Lisa Lam, husband and wife, are the beneficial owners of Sharpsville Investments Limited and Wellco USA, Inc. Sharpsville Investments Limited is the registered stockholder of 200,000 shares of Yellowstone common stock. Wellco USA, Inc. is the registered stockholder of 500,000 of Yellowstone common stock. Mr. and Mrs. Lam are also the beneficial owners of Jupiter Capital Limited, which has a Representative Office Agreement with us. This Agreement will be terminated on August 15, 2002. On July 25, 2002, Yellowstone entered into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for Yellowstone's exclusive use and 2,552 square feet of space for common use at a monthly rental of $3,369 at 21/F Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong, with effect on August 16, 2002. Mr. and Mrs. Lam can be contacted at Suite 1201 Alexandra House, 16-20 Chater Road, Hong Kong until August 15, 2002, and is c/o Yellowstone Corporate Services, Inc., 21/F, Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong with effect on August 16, 2002.

(3) Mr. Dana Anderson and Mrs. Eileen Anderson are husband and wife. Mr. Anderson is the beneficial owner of 160,000 shares of Yellowstone common stock. Mrs. Anderson is the beneficial owner of 105,000 shares of Yellowstone common stock. Mr. And Mrs. Anderson are the beneficial owners of Ballycastle Enterprises, which is the registered owner of 75,000 shares of Yellowstone common stock, and Redmoore Holdings Ltd., which is the registered owner of 75,000 shares of Yellowstone common stock. Mr. And Mrs. Anderson received all the shares of Yellowstone common stock currently beneficially owned from the distribution by Qu Corp as described in Footnote 5 below and in Part II, Item 4 "Recent Sale of Unregistered Securities."

(4)   The  address of Neo Poh Hock is 16/F, 128 Lockhart Road,  Wan
  Chai, Hong Kong.

(5) Tia Owen received 317,632 shares of common stock in May of 2002 from a distribution by Qu Corp of Yellowstone common stock
  originally   registered  in  its  name.   Qu  Corp   incorporated
  Yellowstone in the State of Nevada, and completed a document required under Rule 504 of Regulation D of the Securities Act for us. As part of compensation for services provided to Yellowstone, Qu Corp received 2,052,632 shares of Yellowstone common stock in March of 2001. In May of 2002, Qu Corp distributed these shares to 22 individuals and corporate entities including 317,632 shares to Tia Owen who is the sole shareholder, officer and director of Qu
  Corp.   Please  refer  to  Part II,  Item  4.   "Recent  Sale  of
  Unregistered Securities" for the list of recipients who received Yellowstone common stock in this distribution. We understand that each recipient who received Yellowstone common stock in this distribution has sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. Yellowstone and Qu Corp are two independent consulting firms, and Yellowstone does not have any verbal or written agreements with Qu Corp to engage
  its  services  for any of Yellowstone's future assignments.   The
  address of Qu Corp. and Tia Owen is 3266 Dawnflower, "A," Las Vegas, Nevada 89121.




PAGE-16-




(6)    Mr.   Lun  Ton  Cheng  is  one  of  Yellowstone's   founding
  shareholders. He purchased 400,000 shares of Yellowstone common stock, representing 6.43% of Yellowstone's currently issued and outstanding common stock, for a cash consideration of $10,000 in March of 2001. In May of 2002, he distributed 266,666 shares of Yellowstone common stock, representing 4.29% of Yellowstone's currently issued and outstanding common stock, to Richard Chor-Wah Lum in a private transaction, and retained 133,334 shares of Yellowstone common stock. Yellowstone understands that Mr. Cheng and Mr. Lum have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The address of Mr. Cheng is B1 Flora garden, 9/F, 50 Cloudview Road, Hong Kong. The address of Mr. Lum is 350 Pawnee Place, Fremont, California 94539, U.S.A.

B.  Change in Control

  No arrangements exist that may result in a change of control of StoneOne.

Item  5.   Directors and Executive Officers, Promoters and  Control
Persons

A.  Directors, Executive Officers and Significant Employees

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME      AGE         POSITION           DIRECTOR SINCE    TERM
-------------------------------------------------------------------------
Kai Hon Chan  50   President and Director    March 20, 2002    1 year(1)

Ka Yiu Ip     45   Chief Financial Officer   March 20, 2002    1 year(1)
                   and Director
-------------------------------------------------------------------------

Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  Mr. Kai Hon Chan, President and Director - Mr. Chan received his Bachelor of Arts in Administrative studies from York University, Toronto, Canada, in 1979 and a Certificate of Computer Programming from Control Data Corporation, Toronto, Canada, in 1979. From 1979 to 1981, Mr. Chan held the position of Sales Manager at Fairmont Industries Limited (Hong Kong). The position at Fairmont required Mr. Chan to develop new markets and sales programs for the sales and marketing of Silk Garments worldwide. Mr. Chan was recruited as an EDP Department Manager in 1981 for Joyce Boutique (Hong
Kong). He was delegated with the responsibility of developing computer software programs for the Joyce Boutique's point-of-sales, inventory and accounting systems. In 1983, Mr. Chan started his own computer business that provided total solutions of hardware and software for companies in Hong Kong and in the People's Republic of China. In 1987, Mr. Chan moved to Toronto, Canada and worked for Kitronics, a computer hardware company that was involved in the sales of personal computers. In 1990, Mr. Chan was involved as an independent agent for several United States and Canadian companies, and represented these companies in the purchases of various kinds of products from the People's Republic of China. From 1997 to 2000, Mr. Chan operated Honmark Company Limited as a major stockholder and provided corporate financial planning services. In December 2001, Mr. Chan was appointed as a director to equity Finance Holding Corporation, which is a reporting company under the Exchange Act. Mr. Chan has been a director and chief operating officer of Yellowstone Corporate Services, Inc., since March 2001 and our President and Director since our inception on March 20, 2002.




PAGE-17-




  Mr. Ka Yiu Ip, Chief Financial Officer and Director - Mr. Ip received a diploma in accountancy from Hong Kong Polytechnic in 1977 and registered as a Certified Public Accountant and associate member of the Chartered Association of Certified Accountants of the United Kingdom in 1985. From 1977 to 1980 Mr. Ip was an audit trainee in Price Waterhouse & Co., Hong Kong. From 1980 to 1982, Mr. Ip was an audit senior in John Byrne & Co., an associate of Grant Thornton of the United States. From 1982 to 1985, Mr. Ip worked as an audit manager at the local firm, Messrs. S.H. Yeung & Co. From 1985 to 1986, Mr. Ip was the Financial Controller of a publicly listed company, Far East Hotels & Entertainment Co., Ltd., reporting to the Managing Director and Chairman. From 1986-1987, Mr. Ip was the Chief Accountant at Glynhill International Limited, a listed company in Hong Kong, reporting to the Group Financial Controller. Since 1987, Mr. Ip has been a sole proprietor of the accounting practice, Ip Ka Yiu Certified Public Accountant (Hong
Kong). Mr. Ip has also been a director and chief financial officer of Yellowstone Corporate Services, Inc. since March 2001.

Item 6.  Executive Compensation

A.   Remuneration of Directors, Executive Officers and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.


                   Summary Compensation Table

                  Annual               Long-Term Compensation
               Compensation
  Name and   Year  Salary  Bonus Other   Restr   Securi  LTIP   All
 Principal          ($)     ($)  Annual  icted   ties    Pay   Other
  Position                       Compen  Stock   Underl  outs  Compe
                                 sation  Awards  ying    ($)   nsation
                                  ($)     ($)    Options         ($)
                                                  (#)
-------------------------------------------------------------------
Kai Hon Chan  2001   0       0     0       0       0      0       0
 President
and Director

 Ka Yiu Ip    2001   0       0     0       0       0      0       0
  CFO and
  Director

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from March 20, 2002 to the date of this registration statement, for services provided as a director.

Item 7.  Certain Relationships and Related Transactions

  The relationship between StoneOne and Yellowstone is as follows:

  1. Yellowstone presently holds all of the issued and outstanding shares of our common stock. On April 8, 2002, our Board of Directors confirmed to the law firm of Harold P. Gewerter Esq. Limited that we would accept a subscription of 30,000 shares of our common stock by this law firm at a subscription price of $0.0001 per share in exchange for the professional service fee valued in the region of $5,000. Immediate after issuance of 30,000 shares of our common stock to Harold P. Gewerter Esq. Limited, Yellowstone will only hold 99.52% of our issued and outstanding common stock. As of November 30, 2002, we had not received the share subscription application from Harold P. Gewerter Esq. Limited, and therefore we had not issued any of our common stock to this law firm;




PAGE-18-




  2.   Two of three Yellowstone Officers and Directors (Kai Hon Chan
     - Director and COO, Ka Yiu Ip - Director and CFO) are our Officers and Directors (Kai Hon Chan - Director and President, Ka Yiu Ip - Director and CFO). King K. Yu, Director and President of Yellowstone is not our Officer or Director;

  3.    Through  September 30, 2002, Yellowstone had paid $761  for our incorporation costs, $5,633 for SEC reporting expenses of  in
     connection with   our  filings under the Securities and Exchange
     Act of 1934, as amended. Yellowstone also paid cash of $1,535 in audit fees for our audited financial statements.. Yellowstone will pay our fees to be incurred for regular and periodic SEC filings, audit fees and resident agent fees until a merger or acquisition by us is consummated.

  4. Yellowstone allows our Officers and Directors to use on a non-exclusive basis Yellowstone's office space at no cost to us .

Item 8.  Description of Securities

  Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 20,000,000 shares of preferred stock, par value. As of May 29, 2002, we had 6,249,132 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.




PAGE-19-




Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to StoneOne, Inc. Section
78.438 of the Nevada law prohibits us from merging with or selling StoneOne or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the StoneOne shares, unless the transaction is approved by StoneOne's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of StoneOne.

















PAGE-20-




                              Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

A.  Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There are currently 6,249,132 shares of common stock issued and outstanding, none of which can be sold under Rule 144 under the Securities Act of 1933, as amended.

B.  Holders

  As of May 29, 2002, we had 2 shareholders of record.

C.  Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On April 2, 2002, we issued 6,219,132 shares of our common stock with a par value of $0.0001 per share to Yellowstone Corporate Services, Inc. The shares were issued in exchange for cash totaling $622. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The entity afforded the opportunity to purchase stock had access to all of our books and records, upon request. As we were incorporated on March 20, 2002, very few transactions had been effected between the date of incorporation and the date of issuance, thus, our records were relatively new leading to the date the shares were issued.

  On April 8, 2002, our Board of Directors confirmed to the law firm of Harold P. Gewerter Esq. Limited that we would accept a subscription of 30,000 shares of our common stock by this law firm at a subscription price of $0.0001 per share in exchange for the professional service fee in connection with our Form 10SB registration statement valued in the region of $5,000. As of November 30, 2002, we had not received the share subscription application from Harold P. Gewerter Esq. Limited, and therefore we had not issued any of our common stock to this law firm.

  There have been no other issuances of common stock or preferred stock.




PAGE-21-




Item 5.  Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.




PAGE-22-




  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.





















PAGE-23-




                             Part F/S

Item 1.  Financial Statements


The following documents are filed as part of this report:

  a) StoneOne, Inc.

Report of Independent Public Accountants

Audited Balance Sheets as of April 2, 2002

Audited  Statements of Operations for the period from  March
20, 2002 (date of Incorporation) to April 2, 2002

Audited Statements of Changes in Stockholders' Equity for the period from March 20, 2002 (date of Incorporation) to April 2, 2002

Audited Statement of Cash Flow for the period from March 20,
2002 (date of Incorporation) to April 2, 2002

Notes to Financial Statements

  b)  Unaudited Condensed Balance Sheets as of September 30, 2002

Unaudited Condensed Statements of Operations for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001, and for the period from inception (March 20, 2002) to September 30, 2002

Unaudited Condensed Statement of Cash Flow for the nine months ended September 30, 2002 and 2001, and for the period from inception (March 20, 2002) to September 30, 2002

Notes to Unaudited Condensed Financial Statements













PAGE-24-







     STONEONE, INC.
     (A DEVELOPMENT STAGE COMPANY)



     FINANCIAL STATEMENTS



     MARCH 20, 2002 (DATE OF INCORPORATION) TO APRIL 2, 2002

















PAGE-25-






STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)


FINANCIAL STATEMENTS


MARCH 20, 2002 (DATE OF INCORPORATION) TO APRIL 2, 2002






CONTENTS                                                    Pages

Report of Independent Public Accountants                        1

Balance Sheet                                                   2

Statement of Operations                                         3

Statement of Changes in Stockholders' Equity                    4

Statement of Cash Flow                                          5

Notes to Financial Statements                              6 to 7

















PAGE-26-




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of StoneOne, Inc.
(A development stage company)



We have audited the accompanying balance sheet of StoneOne, Inc. (the "Company"), a company incorporated in the State of Nevada, United States of America, as of April 2, 2002 and the related statement of operations, cash flow and changes in stockholders' equity for the period from March 20, 2002 (date of incorporation) to April 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 2, 2002, and the results of its operations, its cash flow and its changes in stockholders' equity for the period from March 20, 2002 (date of incorporation) to April 2, 2002 in conformity with accounting principles generally accepted in the United States of America.








ARESON AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
DATED   April 6, 2002 HONG KONG




PAGE-27-F1




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET AS AT APRIL 2, 2002
(Amounts expressed in United States dollars)





                                             Notes        $

ASSETS

Cash                                                    622
                                                      -------
Total assets                                            622
                                                      =======
STOCKHOLDERS' EQUITY

Preferred stock, $0.0001 par value,
20,000,000 shares
  authorized; no shares issued and           3(a)         -
outstanding

Common stock, $0.0001 par value,
100,000,000 shares
  authorized; 6,219,132 shares issued and    3(b)       622
outstanding

Additional paid-in capital                            2,261

Retained deficit                                    (2,261)
                                                    --------
Total stockholders' equity                              622
                                                    ========













The accompanying notes are an integral part of these financial statements.




PAGE-28-F2




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 20, 2002 (DATE OF INCORPORATION)
TO APRIL 2, 2002
(Amounts expressed in United States dollars)





                                           Notes         $

REVENUE                                                  -

EXPENSES
Audit fees                                           1,500
Organizational costs written off                       761

                                                     2,261
                                                   ---------
Loss from operations and net loss                  (2,261)
                                                   =========
Loss per common share                        4      (0.00)
                                                   =========
Weighted average number of common shares
outstanding                                  4    6,219,132
                                                 ===========














The accompanying notes are an integral part of these financial statements.




PAGE-29-F3




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MARCH 20, 2002 (DATE OF INCORPORATION)
TO APRIL 2, 2002




                             Common stock
                        -----------------   Additional
                          Number of            paid-in   Retained
                             shares  Amount    capital   deficit
                                          $         $          $

Insurance of new shares
to founder
  for cash at par value
of $0.0001 on
  April 2, 2002           6,219,132     622         -          -

The Company's operating
expenses
  of $2,261 incurred
during the period
  have been borne by              -       -     2,261          -
founder.

Net loss from March 20,
2002 (date
  of incorporation) to            -       -         -     (2,261)
April 2, 2002           -----------  ------------------------------
Balance as of April 2,    6,219,132     622     2,261     (2,261)
2002                    ===========  ==============================












The accompanying notes are an integral part of these financial statements.




PAGE-30-F4




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOW
FOR THE PERIOD FROM MARCH 20, 2002 (DATE OF INCORPORATION)
TO APRIL 2, 2002
(Amounts expressed in United States dollars)





                                                             $

CASH FLOW FROM OPERATING ACTIVITIES

Net loss                                               (2,261)
Adjustment to reconcile net loss to net cash paid     ----------
for operating activities:
  Operating expenses borne by founder                    2,261
                                                      ----------
Net cash paid for operating activities                       -
                                                      ----------
CASH FLOW FROM INVESTING ACTIVITIES

Net cash used in investing activities                        -
                                                      ----------
CASH FLOW FROM FINANCING ACTIVITIES

Issuance of common stock                                   622
                                                      ----------
Net cash provided by financing activities                  622

Cash as at beginning of period                               -
                                                      ----------
Cash as at end of period                                   622
                                                      ==========












The accompanying notes are an integral part of these financial statements.




PAGE-31-F5




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in United States dollars)


1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

  StoneOne, Inc. (the "Company") was incorporated in the State of Nevada, United States of America on March 20, 2002 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. The Company is a majority-owned subsidiary of Yellowstone Corporate Services, Inc., a Nevada corporation. At April 6, 2002, the Company had not yet commenced any formal business operations, and all activity to date of this report relates to the Company's formation and issue of capital stock. The Company's fiscal year end is December 31.

  The Company has been in the development stage since its formation on March 20, 2002 and its ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings, or a combination thereof.

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)     NET LOSS PER SHARE

      Basic loss per share is computed in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" by dividing net loss by the weighted average number of common stock outstanding during the period.

  (a)  Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.


3     STOCKHOLDERS' EQUITY

  (a)  Preferred Stock

      The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.




PAGE-32-F6




STONEONE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in United States dollars)


3     STOCKHOLDERS' EQUITY (Cont'd)

  (b)     Common Stock

      The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 each. The Company issued 6,219,132 shares to Yellowstone Corporate Services, Inc. on April 2, 2002.

4     LOSS PER COMMON SHARE

  The calculation of basic loss per common share is as follows:

     Weighted average number of common shares
     outstanding used
       in calculation of basic loss per common             6,219,132
     share                                                 =========

                                                                  $
     Net loss from March 20, 2002 (date of
     incorporation) to April 2,
      2002                                                  (2,261)
                                                           ========
                                                                  $

     Basic loss per common share                              (0.00)
                                                           ========


5     RELATED PARTY TRANSACTIONS

  The   Company's   present   stockholder,  Yellowstone   Corporate
  Services, Inc., has borne the operating expenses of the Company for the amount of $2,261 incurred during the period.

6     SUBSEQUENT EVENTS

  (a) On April 8, 2002, the Board of Directors' granted consent to its major stockholder, YellowStone Corporate Services, Inc., to arrange for the filing of a Registration Statement on Form 10SB for the Company on a voluntary basis in order to make the Company a Reporting Company under the Securities and Exchange Act of 1934.

  (b) YellowStone Corporate Services, Inc. has engaged the law firm of Harold P. Gewerter Esq. Limited to develop and file the aforesaid Registration Statement. 30,000 shares of the Company's common stock will be issued to Harold P. Gewerter Esq. Limited at a subscription price of $0.0001 in exchange for the professional service fee valued in the region of $5,000. ,On April 8, 2002, the Company's Board of Directors confirmed to Harold P. Gewerter Esq. Limited that this subscription will be accepted upon receipt of the duly signed share subscription application. As of September 30, 2002, the Company had not received the share subscription application from Harold P. Gewerter Esq. Limited.




PAGE-33-F7




StoneOne, Inc.
(A Development Stage Company)
Unaudited Balance Sheet
(Amount expressed in United States Dollars)


                                    Note          September
                                                  30, 2002
                                               ----------------
                                                       $
             ASSETS

Current assets:
Cash                                                 622
                                               ----------------
          Total assets                               622
                                               ================

      STOCKHOLDERS' EQUITY

Preferred stock, $0.0001 par
value, 20,000,000 shares            4(a)
authorized; no shares issued and                     ---
outstanding

Common stock, $0.0001 par value,
100,000,000 shares authorized;
6,219,132 shares issued and         4(b)             622
outstanding

Additional paid-in capital                         7,929

Retained deficit                                  (7,929)
                                               ----------------
   Total stockholders' equity                        622
                                               ================










  The accompanying notes are an integral part of these financial statements.




PAGE-34-




StoneOne, Inc.
(A Development Stage Company)
Unaudited Statements Of Operations
(Amounts expressed in United States Dollars)



                                                                 From
                                                               inception
                                                               (March 20,
                           Three months       Nine months       2002) to
                               ended            ended          September
                           September 30,      September 30,       30,
                           2001     2002      2001     2002      2002
                          -------  -------   -------  -------   -------
                          $        $         $        $         $
  REVENUE                    ---      ---         -      ---       ---

  EXPENSES
  Audit fees                 ---       35         -    1,535     1,535
  SEC       reporting        ---      223         -    5,633     5,633
  expenses
  Organizational             ---        -         -      761       761
  expenses                -------  -------   -------  -------   -------
                             ---      258         -    7,929     7,929
                          -------  -------   -------  -------   -------
  Net loss                   ---      258         -    7,929     7,929
                          =======  =======   =======  =======   =======
  Amount  per  common
  share

  Net     loss    per        ---     (0.0)      ---    (0.00)    (0.00)
  common share            =======  =======   =======  =======   =======

  Weighted    average
  number   of  common        ---  6,219,132     ---  6,219,132  6,219,132
  shares                  =======  =======   =======  =======   =======
  outstanding










  The accompanying notes are an integral part of these financial statements




PAGE-35-




StoneOne, Inc.
 (A Development Stage Company)
Unaudited Statements Of Cash Flow
(Amounts expressed in United States dollars)


                                                                  From
                                          Nine months ended    inception
                                            September 30,    (March 20, 2002)
                                                             to September 30,
                                            2001     2002         2002
                                               $        $            $
                                          -------  -------   -----------
      CASH FLOW FROM OPERATING
      ACTIVITIES
      Net loss                               ---   (7,929)      (7,929)


      Adjustments to reconcile  net  loss
      to net cash paid
      for operating activities:
           Operating expenses borne by       ---    7,929        7,929
      stockholder                         -------  -------   -----------

      B.    Net cash paid for operating      ---      ---          ---
        activities

           CASH FLOW FROM FINANCING
                  ACTIVITIES
      Issuance of common stock               ---      622          622
                                          -------  -------   -----------
        Net cash provided by financing       ---      622          622
                  activities

        Cash as at beginning of period                ---          ---
                                          -------  -------   -----------
      Cash as at end of period               ---      622          622
                                          =======  =======   ===========







  The accompanying notes are an integral part of these financial statements




PAGE-36-




StoneOne, Inc.
(A Development Stage Company)
Notes To Unaudited Condensed Financial Statements
(Amounts expressed in United States dollars)


1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

  StoneOne, Inc. (the "Company") was incorporated in the State of Nevada, United States of America on March 20, 2002 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. The Company is a wholly-owned subsidiary of Yellowstone Corporate Services, Inc., a Nevada corporation. As of September 30, 2002, the Company had not yet commenced any formal business operations, and all activities to the balance sheet date related to the Company's formation, issue of capital stock and preparation of filings with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended. The Company's fiscal year end is December 31.

  The Company has been in the development stage since its formation on March 20, 2002 and its ability to commence operations is contingent upon its ability to identify a prospective target business and raise the necessary capital it will require through the issuance of equity securities, debt securities, bank borrowings, or a combination thereof.

2     GOING CONCERN

     The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is a development stage entity, which has not commenced operations. For the period from the Company's inception on March 20, 2002 to September 30, 2002, the Company's parent company, Yellowstone Corporate Services, Inc., had borne all expenses of the Company, which amounted to US$7,929. To the extent that Yellowstone Corporate Services, Inc. stops bearing the Company's expenses, and that the Company is unable to generate sufficient revenues and cash flows to pay for its expenses, it will have to seek funding from private or public financing sources. There are no assurances that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate funding is not available, the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)     Net Loss Per Share

      Basic loss per share is computed in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share" by dividing net loss by the weighted average number of common stock outstanding during the period.

  (b)     Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.




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StoneOne, inc.
(a development stage company)
Notes to Unaudited Condensed Financial Statements
(Amounts expressed in United States dollars)


4     STOCKHOLDERS' EQUITY

  (b)  Preferred Stock

      The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

  (b)     Common Stock

      The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 each. The Company issued 6,219,132 shares to Yellowstone Corporate Services, Inc. on April 2, 2002.

      YellowStone Corporate Services, Inc. has engaged the law firm of Harold P. Gewerter Esq. Limited to develop and file a Registration Statement on Form 10SB. 30,000 shares of the Company's common stock will be issued to Harold
      P. Gewerter Esq. Limited at a subscription price of $0.0001 in exchange for the professional service fee valued in the region of $5,000 upon receipt of the subscription money. On April 8, 2002, the Board of Directors confirmed to Harold P. Gewerter Esq. Limited that this subscription will be accepted upon receipt of the duly signed share subscription application. As of September 30, 2002, the Company had not received the share subscription application from Harold P. Gewerter Esq. Limited.

5     RELATED PARTY TRANSACTIONS

  The   Company's   present   stockholder,  Yellowstone   Corporate
  Services, Inc., has borne the operating expenses of the Company for the amount incurred as follows:.

                                                                From
                                                             inception
                                                             (March 20,
                          Three months        Nine months     2002) to
                             ended                ended      September
                         September 30,        September 30,      30,
                         2001     2002       2001      2002     2002
                        -------  -------    -------  -------   -------
                           $       $        $       $         $

   Amount of operating
   expenses  borne  by
   Yellowstone             ---      258        ---    7,929     7,929
   Corporate Services,  =======  =======    =======  =======   =======
   Inc.

  Expenses incurred by Yellowstone Corporate Service, Inc. are accounted for as Additional paid-in Cpaital.




PAGE-38-




                             Part III

Item 1.  Index to Exhibits



Exhibit    Name and/or Identification of Exhibit
Number
-------  ------------------------------------------------------------
  3       Articles of Incorporation & By-Laws
            a.  Articles of Incorporation of the Company filed March
                20, 2002 *
            b.  By-Laws of the Company adopted April 2, 2002 *

  23      Consent of Independent Public Accountants *

* Rendered as previously filed in StoneOne, Inc.'s Registration
Statement on Form 10-SB.




















PAGE-39-




                            SIGNATURES

Pursuant  to  the  requirements of Section  12  of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         StoneOne, Inc.
                      ---------------------
                          (Registrant)

By: /s/ Kai Hon Chan
   -------------------
Kai Hon Chan
President

Dated: December 2, 2002



















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